Exhibit 99.2

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June 9, 2025

Victoria’s Secret & Co.

Attn: Donna James, Chair of the Board of Directors

Four Limited Parkway

Reynoldsburg, OH 43068

BoardOfDirectors@victoria.com

Members of the Board of Directors (the “Board”),

BBRC International PTE Limited (together with its affiliates, “BBRC” or “we”) holds approximately 12.9% of the outstanding common shares of Victoria’s Secret & Co. (“VS” or the “Company”), making us one of the largest long-term stockholders of the Company. As a private investment firm with more than 45 years of experience investing in the consumer sector, and with a proven track record of creating value in the lingerie specialty category, we believe the Board should carefully consider our observations and suggestions. To date, despite clear evidence of boardroom lapses and the destruction of significant stockholder value, the Board has failed to adequately demonstrate meaningful accountability.

Given the lack of productive two-way dialogue that we would expect with a top stockholder, we urge VS to address the following issues during the June 11th earnings conference call:

●	Dismal Total Stockholder Returns – Since VS became an independent public company in 2021, the Board has overseen total stockholder returns of -64.1%, underperforming the S&P Composite 1500 Specialty Retail Index by 93.4 percentage points. What specific metrics convince the Board that it possesses the competence to turn around what appears to be systematic value destruction – and why shouldn’t stockholders demand an immediate reconstitution of the Board?

●	Failed Capital Allocation – The Board has overseen the destruction of more than $1.2 billion through: (1.) poorly timed share buybacks totaling $625 million at an average cost of $44.53 per share, and (2.) the $591 million acquisition of Adore Me, which has failed to generate meaningful returns. These weren’t market timing errors or mistakes due to poor execution but systematic failures of fiduciary duty and due diligence. What justification exists for any current director to remain in their role after such catastrophic capital misallocation?

●	Insufficient Board Independence – How does the Board justify nominating David McCreight, who was identified by CEO Hillary Super? What vetting process supports nominating a director whose prior role resulted in -76% stockholder value destruction and who has clear conflicts given his previous supervisory relationship with the current CEO?

●	Lack of Accountability – The Board has not strategically refreshed itself in the wake of consistently poor decisions; moreover, the Board has been unwilling to add anyone designated by a large stockholder. The Board has fired executives for poor performance while never holding itself accountable for the strategic decisions that led to that poor performance. Every failed initiative – from the buyback program to Adore Me to the brand transformation – was Board-approved, yet the directors remain in place. When will directors face the same performance-based consequences imposed on management? What measurable performance threshold would need to be breached for any current director to resign?

●	Excessive Chair Tenure and Disastrous Board-Level Decisions – How does Chair Donna James, who has served in a director capacity for VS and its predecessor entity (L Brands, Inc.) for more than 20 years and who sits on the Audit Committee, which is responsible for cybersecurity, continue to maintain her powerful role? As you know, large institutional investors and independent proxy advisors would very likely recommend Ms. James be removed from the Board if they were asked to critically review the VS Board as part of a contested election. Rather than waiting for stockholders to force change through a proxy contest, shouldn’t the Board proactively address the governance red flags that Ms. James’s tenure represents by committing to removing her as Chair immediately and refreshing the Board?

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Instead of wasting time protecting itself and reacting to preventable crises, the Board should focus on what really matters to stockholders: constructing a confidence-inspiring Board and generating positive financial returns to drive value creation.

While we recognize VS is working to recover from the recent cyber incident – an event that may have been preventable with proper precautions – we cannot remain silent in the face of continued mismanagement. We expect our concerns to be addressed with substantive responses during Wednesday’s conference call. Relying on advisor-scripted earnings commentary will only further frustrate long-suffering stockholders. BBRC is committed to the Company’s long-term success and believes the Board must move beyond its current insular approach and embrace meaningful change.

Regards,

BBRC